This offering is not live or open to the public at this moment.

Snapwire Media Inc.

If you take beautiful photos, get paid for them.

● Small Raise   🏠 Santa Barbara, CA   🏷 Media

161 days	$50k	$0
Left to invest	Funding goal	Raised

0% funded with 161 days left

Company (/startup/snapwire-media-inc)   **Team (/startup/snapw**

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At Snapwire, we believe that when creatives work together, the results can be magical. This is why we have created the first and biggest marketplace for on-demand stock photography. On Snapwire, people needing authentic stock photos launch a creative brief and talented photographers submit photos to match the buyer's vision, earn money for their creativity, and buyers license the photos they love.

Since launch in mid 2014, we've changed the game for thousands of image buyers and photographers worldwide. With over 285,000 photographers and an avid community of supporters, you have a unique opportunity to join our movement and help us change the entire commercial photography industry.

Read on to learn more on how you can help make this a reality. #JoinTheStory.

Our Mission

Our mission is to enable people with a passion for photography to thrive doing what they love.



Great Photography is about the people who create it. Let's make photography human again.

Photo by: Melanie Riccardi | Pro Level

We believe the next great leap in photography is centered on something human: creative collaboration.

Snapwire is a platform that connects visionary photographers with businesses, brands and creatives around the world. We give photo buyers the ability to post

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creative requests and proven photographers respond with their best shots. Buyers get unique images that match their vision, and the winning photographers get paid. Anyone can earn.

Snapwire was built to answer the call of millions of photo buyers who are forced to use cheesy, overused stock photos. Searching for the right photo is time-consuming and often unsuccessful. We're changing this process. Buying stock photos used to be an experience that was completely disconnected from the photographer who shot the photo, but we've brought photographers directly into the buying process.

Photographers receive specific requests through our mobile app or on the web, they shoot the photo to specification & get paid when a buyer loves their images. It's that simple. Buyers nominate their favorite photos, and build working relationships with their favorite photographers. Photographers earn points and keep 70% when their photos sell. The extra photos that aren't purchased are curated into our Marketplace Library, where photographers earn 50% when their photos sell.

On Snapwire, over 285,000 photographers capture insights, concepts, products, and locations; each on time and on budget. Our photographers are qualified by our platform & work their way up the ranks to professional-level photography jobs.

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Getting authentic, custom made photography for brands is fragmented, expensive and hard. The stock photo industry uses mass archives of irrelevant, outdated, pre-shot photos. Searching for the right photo is inefficient and sometimes impossible.

Brands & businesses ask photographers to shoot exactly what they are looking for at a price they control. As photos are submitted in real time, brands get to choose authentic photos that best fit their creative vision and download them instantly. Imagine how different and unique photos can be produced by our photographers from 180 countries with diverse backgrounds, style and vision.

Everyone wins on Snapwire. Even if the photographer does not have their photos purchased from a Request creative brief, they can earn a spot in our growing photo library and have their photo purchased from buyers who seek a traditional photo search.

Snapwire's Marketplace Library is a growing collection of the best photos from our photo Requests with over 2.5 million worry free images available for license.

With the release of iPhone 5s and its revolutionary built-in camera, people no longer needed to own an expensive DSLR camera to take beautiful pictures. The entire movement of Instagram photography has emerged with millions of photography enthusiasts. This has democratised the industry enabling anyone with a phone to take outstanding pictures.

At Snapwire, we take it one step further and help anyone with an iPhone earn by selling their epic photos.

It's as simple as:

On average, 15K people sign up for Snapwire every single month. The community has grown to 285,000 photographers in 180 countries. Snapwire has been consistently featured on the iTunes App Store (Photo & Video > Discovery & Share) with 5 star ratings. With Snapwire, you can hire a photographer from anywhere in the world. Whether it is the tundra of Siberia or the sprawling metropolis of Los Angeles, we have you covered.

Our users have been loving it! Snapwire has been consistently featured on the iTunes App Store (Photo & Video > Discovery & Share) with 5 star ratings. Building a successful company in the photography space relies on a shift to mobile & social.

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We designed the app to help passionate photographers stay informed of new briefs, upload photos on the go, and stay connected to the valuable community. Photographers follow peers who inspire, learn what photos sell, and respond to photo buyer's questions.

We're here to build a better way to get beautiful photos by connecting a new generation of photographers directly with photo buyers. The press agrees. See where Snapwire has been talked about.

Photo by: Evan Sheehan | Expert Level

Photo by: Janna Johns | Elite Level

Finding the right photo can be like finding 'a needle in a haystack'. Spending over 20 years in the commercial photo world, we witnessed photo buyers constantly fail at finding the right photo. As Instagram & social networks gave way to a new generation photographer, we knew it was time to collide these worlds and create a community with the first scalable photo assignment model.

Photo by: Nicole Knox | Elite Level

Photo by: Eddie Rios | Pro Level

The commercial photography industry generates revenue from 2 distinct sources. Commissioned work and Pre-

Shot Library licensing. Now that anyone can be a photographer, the demand for high quality photography has never been greater.

The biggest players in the stock photo space work with us. Our awesome partners include Adobe, Getty Images, Google and many more have loved getting amazing on-demand photos from our community.

Perks for Successfully Investing*:

$650: Snapwire FX Adobe Lightroom Preset Packs & Snapwire SWAG Bag (includes T-Shirt, Stickers, + Handwritten Thank You)

$1000: All the above plus Shooter Software Essentials Pack (includes Skillshare Subscription, subscription from agree.com, and Image Protect download) & Social Print Studio Metal Print

$2500: All the above plus, unique Artifact Uprising coffee table book filled with Snapwire's best images throughout the years.

$5,000: All the above plus Moment iPhone Camera Lens.

$10,000: All the above plus Langly Camera Bag

$50,000: All expenses paid photo adventure trip to Santa Barbara.

*All Investors who are registered users on the Snapwire platform will receive a unique badge signifying their ownership in the company. Agree, Artifact Uprising, Langly, ImageProtect, Moment, Skillshare, and Social Print Studio are all registered trademarks to their respective owners.

This change in investment law, makes equity crowdfunding under Title III possible; allowing both non-accredited as well as accredited investors to invest in private companies. Equity crowdfunding like this is different than other crowdfunding efforts as you actually can own shares in the company. It opens an investment opportunity to millions of everyday people, giving them a chance to own a part of our story.

Today, our society is obsessed with the one visual medium that quickly and succinctly has told a story since the dawn of man. We've used visuals to communicate stories. Now that we all have a camera in our pocket, capturing stories with a camera and having the the tools to make that photo look incredible, is at everyone's disposal. In order to capitalize on the abundance of supply, and inefficiencies of demand in the $10B commercial photography industry, Snapwire is trailblazing a better, more collaborative way of getting photos through human connection. Let's make photography human again and become a part of our story. When you invest, not only will you become a valued shareholder, but you also get some incredible perks.

The idea that anyone, anywhere, can shoot, edit, and upload a beautiful photo in seconds, right from their camera, and instantly get it in front of a global audience is incredible. Photos are now considered 'social currency' and a form of 'conversation' in a way that only words once were. Each day, people shoot over a billion photos and share over 200 million of them online. As we've made shooting and sharing photos easier and easier, amidst the change, the economic value of the photograph has been diminished. Snapwire aims to change the economic value of the photograph.

Our vision is to enable anyone with a creative passion for photography to earn money doing what they love, while making it easier for photo buyers to get unique, custom photos that elevate their own projects. Now you can #jointhestory to help make a passion into a profession for millions of aspiring photographers.

Photo by: Blake Bronstad | Pro Level

* Pursuant to "Test-The-Waters" campaigns under Regulation A under the Securities Act of 1933. Snapwire received $10,284,000 of indications of interest on SeedInvest beginning in August 2015 and $3,000,000 of indications of interest on StartEngine before launching this equity crowdfunding campaign under Regulation CF.

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the Site are of two types: 1) JOBS Act Title IV - Regulation A+ offerings and 2) JOBS Act Title III – Regulation Crowdfunding offerings. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section [add hyperlink]. Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly - differences in when an investor can resell the securities. In particular, securities purchased in a Title III Regulation Crowdfunding offering cannot be sold for one year from purchasee, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. ***Only invest an amount that you can afford to lose and will not impact your lifestyle.***

Neither the SEC nor any state regulator or other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

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This offering is not live or open to the public at this moment.

Snapwire Media Inc.

If you take beautiful photos, get paid for them.

● Small Raise   🏠 Santa Barbara, CA   🏷 Media

161 days	$50k	$0
Left to invest	Funding goal	Raised

0% funded with 161 days left

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the Site are of two types: 1) JOBS Act Title IV - Regulation A+ offerings and 2) JOBS Act Title III – Regulation Crowdfunding offerings. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section [add hyperlink]. Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly - differences in when an investor can resell the securities. In particular, securities purchased in a Title III Regulation Crowdfunding offering cannot be sold for one year from purchasee, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. ***Only invest an amount that you can afford to lose and will not impact your lifestyle.***

Neither the SEC nor any state regulator or other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking

statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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This offering is not live or open to the public at this moment.

Snapwire Media Inc.

If you take beautiful photos, get paid for them.

● Small Raise   🏠 Santa Barbara, CA   🏷 Media

161 days	$50k	$0
Left to invest	Funding goal	Raised

0% funded with 161 days left

Company (/startup/snapwire-media-inc)   **Team (/startup/snapw**

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Offering Terms

REGULATION C OFFERING STATEMENT
DATED JULY 21, 2016

SNAPWIRE MEDIA, INC.

3905 State Street, Suite 7-510

Santa Barbara, CA 93105

USA

Telephone: +1 (805) 845-7572

www.snapwi.re

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Minimum purchase: 1,625 Shares ($650.00)

Up to 2,500,000 shares of Common Stock

Price Per Common Stock Share to the Public: **$0.40**

Total Number of Common Stock Shares Being Offered: **2,500,000**

Proceeds to Issuer Before Expenses*: **$1,000,000.00**

*Does not include expenses of the offering, including costs of posting offering information on StartEngine.com., estimated to be between 5% and 7% of the gross amount of the Common Stock sold. We intend to sell our Common Stock through our officers, who will not receive any additional compensation for their selling efforts. We may hire a placement agent, who would be a member of the Financial Industry Regulatory Authority (FINRA) and registered with the U.S Securities and Exchange Commission as a broker or dealer, and pay commissions of up to ten percent (10%) of the gross amount of the Common Stock sold.

Our target offering amount is **$50,000**. If we do not raise our target offering amount by December 31, 2016, no securities will be sold in this offering, investment commitments will be canceled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis.

We will file a report with the Securities and Exchange Commission annually and post the report on our website not later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Investing in our common stock involves risk. See the section titled "Risk Factors" to read about factors you should consider before buying shares of our common stock.

The common stock offered in this offering is subject to restrictions on transferability and resale.

There is currently no trading market for our common stock. We currently have no plans to list the securities on any national securities exchange or on the over-the-counter market.

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*****

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. For general information on investing, we encourage you to refer to www.investor.gov

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You should rely only on the information contained in our offering statement filed by the U.S. Securities and Exchange Commission on Form C prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. The offering statement is an offer to sell only the shares offered therein and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in our offering statement is current only as of its date.

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors," "Use of Intended Proceeds" and "Financial Condition."

We urge you to read our offering statement filed with the U.S. Securities and Exchange Commission on Form C, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in our offering statement are qualified by these cautionary statements. The forward-looking statements contained in our offering statement speak only as of the date of this offering statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

MAKING AN INVESTMENT IN SNAPWIRE

How do I invest in Snapwire?

We are conducting an equity crowdfunding offering pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission under Title III of the Jumpstart Our Business Startups (JOBS) Act of 2012. Regulation Crowdfunding, which went into effect on May 16, 2016, enables startups to offer early-stage investments of up to $1 million to the general public through equity crowdfunding. We are offering an equity investment in our common stock.

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You must make your investment online on StartEngine. When you do so, your money will be transferred to an escrow account where an independent escrow agent will hold your investment until we reach our target offering amount of $50,000. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis.

If we reach our target offering amount prior to the deadline that we've set for ourselves of December 31, 2016, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when we meet our target offering amount. Thereafter, we may conduct additional closings from time to time at our discretion until December 31, 2016.

Please note that shares in this offering may be purchased by employees and/or affiliates of the issuer, or persons related to them, and will be counted in determining whether we sell sufficient shares to meet our target offering amount. Therefore, if we hit our minimum target amount, you should not assume that those shares have been purchased by members of the public or otherwise assume that our reaching our minimum target is any indication of the success of our offering.

An investor may cancel an investment commitment until 48 hours prior to the offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the investor's funds will be released to us upon a closing of the offering, and the investor will receive Snapwire common stock in exchange for his or her investment. At that point, you will be an investor in Snapwire.

If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be canceled and your committed funds will be returned to you.

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How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

What happens after my investment in Snapwire?

We are required to file an annual report with the SEC not later than 120 days after the end of our fiscal year and post it on our website. This annual report includes information similar to our initial Form C filing, although we are not required to file audited or reviewed financial statements. In certain circumstances we may terminate our ongoing reporting requirement if:

1.   We become a fully reporting registrant with the SEC.

2.   We have filed at least one annual report, and we have not more than 300 shareholders of record.

3. We have filed at least three annual reports, and we have not more than $10 million in assets.

4. We or another party repurchases or purchases all the securities sold in this offering.

5. We cease to do business.

Can I sell my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To Snapwire

2. To an "accredited investor"

3. As part of an offering registered with the SEC (e.g., IPO)

4. To your child, stepchild, grandchild, parent, stepparent, grandparent, spouse or cohabitant occupying a relationship generally equivalent to that of a spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships; to a trust controlled by the purchaser; to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

After the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for our common stock and the company does not have any plans to list these securities on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Typically, a "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$135,709.00 USD	$226,987.00 USD
Cash & Cash Equivalents	$4,101.00 USD	$216,987.00 USD
Accounts Receivable	$128,438.00 USD	$0.00 USD
Short-term Debt	$2,150,103.00 USD	$1,330,305.00 USD
Long-term Debt	$100,000.00 USD	$255,000.00 USD
Revenues / Sales	$125,022.00 USD	$58,468.00 USD
Costs of Goods Sold	$73,945.00 USD	$52,635.00 USD
Taxes Paid	$800.00 USD	$800.00 USD
Net Income	- $764,698.00 USD	- $883,461.00 USD

Finances

Balance Sheet

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Income Statements

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Statement of Cash Flow

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Statement of Changes in Equity For Past 2 Years

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Anticipated Business Plan

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Any Related Party Transaction

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Description of Intended Use of Proceeds

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Ownership and Capital Structure

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Material Terms of Any Indebtedness

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Financial Condition

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Background of Directors and Officers

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Independent Accountant's Review

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Any Events Triggering Disqualification

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Exempt Offerings

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Footnotes

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RegCFOfferingStatement_FINAL.pdf)

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any

offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **Snapwire Media Inc.**:

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this offering statement, including "Financial Condition," and our financial statements and related notes contained elsewhere in this offering statement, before you decide whether to purchase our common stock. The risks described below are not the only ones we face. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows.

Risks Relating to Our Business

Snapwire is a development-stage company with limited operating history, minimal operating capital, no significant assets and no revenue from operations. If we cannot raise enough investment capital in the future, we may not survive.

We have minimal operating capital and, even if we raise $1 million in this offering, for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue

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into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Competition in our industry is intense, and we may not be able to compete successfully.

The mobilestock/microstock image industry is highly competitive. Our competitors have greater financial and other resources than we do. Increased competition has caused the mobilestock/microstock industry to change, as our competitors seek to lower costs, further increasing pressure on the industry's profit margins. Heightened competition, significant pricing initiatives or discount programs established by competitors or new entrants could create additional competitive pressures that reduce margins and adversely affect our business, financial condition and results of operations. *See, Risks related to the mobilestock/microstock industry.*

We must continue to attract and retain both photography creators and photography users in order for our business to be successful.

Our business is equally dependent upon two groups of people: those who take photographs and want to make them available for licensing and those who need photographs for various uses and are willing to pay for a use license. Our business cannot be successful – cannot operate – if we have one group but not the other. In addition, the numbers of creators and users each must continue to grow or our business could suffer. If the number of photo users does not grow, we may not be able to attract large numbers of photographers and encourage them to use and continue to use our website to post their work. If the number of photographers – and the photos they produce – does not grow, we may not be able to attract and retain large numbers of photography users who demand a steady supply of fresh, new material from which to choose.

Our business also depends on constantly improving photography quality. If we are unable to attract higher skilled and talented photographers to our website, we may not be able to attract the larger, higher paying photo customers, such as large corporations and advertising agencies. Conversely, if we aren't attracting more prestigious photo users, we may not be able to attract top-rated photographers.

Our goal of generating a greater percentage of our revenue from large companies could require more resources to provide the services required, which could increase our operating costs and hurt our business.

Part of our growth strategy is to focus on attracting more of the larger companies that have digital image needs. Historically most of our revenue has come from medium- and small-sized companies. By working with larger companies, we may face increased service requirements, greater indemnification requirements, more intense pricing pressure, and the need for additional working capital to accommodate the larger receivables and collections issues that are likely to occur as a result of being paid on credit terms. If we are unable to adequately address those demands, it may affect our ability to work with greater numbers of large companies, which may adversely affect our results of operations and future growth.

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We may not be able to increase the awareness of our brand in the marketplace as quickly or as effectively as is necessary to insure revenue growth.

To increase revenues we must expand our photographer and photo-user pools. To accomplish this, we must increase our visibility in the marketplace. Potential customers and image creators must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand.

Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into contributing photographers or paying customers. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand our photo library to keep customers coming back for more, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

Our photographers are free to post the images they create on multiple microstock platforms, including our competitors' websites.

Conforming to the industry standard, we do not limit where our photographers can post their images online. The exception is if the photographer agrees to an exclusivity deal with Snapwire. Otherwise, a particular photo can be available for licensing in numerous Internet marketplaces in addition to ours, which means we could lose potential revenue if customers choose to buy that photo through another website. In addition, having a photographer's work available on other websites could hurt our branding efforts to distinguish ourselves from our competition and could cause confusion for customers, which could hurt our financial condition.

Expanding beyond our current business model could result in additional risks.

We intend to add new services on our website, such as offering video or listing local photographers who will accept in-person photo assignments. These or other new services could result in new costs of doing business. There could be new expenses associated with tackling new and different competition, meeting new infrastructure requirements and solving new legal and regulatory challenges. We can't guarantee revenues earned from providing new services will cover potential expenses.

If we engage in mergers or acquisitions, or if we invest in new businesses, we will be subject to additional risks.

We may acquire new businesses, invest in or enter into joint ventures with other businesses, develop new businesses internally or close or consolidate businesses. Failure to execute on any of these in a satisfactory manner could adversely affect our future results of operations and financial condition.

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Performance of any of these efforts may divert attention of management from operating our existing business and we may not effectively evaluate target companies, investments or investment partners or assess the risks, benefits and cost of buying, investing in or closing businesses or of the integration of acquired businesses. These activities may not meet our performance and other expectations and may expose us to unexpected or greater-than-expected costs, liabilities and risks.

The threat of unauthorized use of our photography is ever-present and is a source of lost revenue.

Although intellectual property laws are designed to protect our images, they can't always be effectively enforced, especially in certain countries outside of the United States. Therefore there is always the threat of people using our photos without authorization and without paying a licensing fee. We cannot guarantee this won't happen and if it does, it equates to money lost. We cannot guarantee that we will be able to prevent the unauthorized use of our digital imagery or that we will be successful in stopping such use once it is detected.

In addition, there is the chance that photographers posting on our website and our customers may attempt to bypass our services and work with each other directly, outside of Snapwire's platform. Such behavior would be in violation of our terms of use agreement and would result in lost revenues.

We may be subject to infringement claims by third parties asserting rights to photographs on our website.

Photographers must affirm that they hold the rights or releases to the photographs they submit for licensing

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on our website. Even though we have a review process, we cannot guarantee that all photos in our library are properly released. As a result, we may be subject to infringement claims or other legal action by third parties. Because of this possibility, we indemnify all photo buyers for up to $10,000 in legal costs and damages they incur from using an image they license from us. We also offer special contracts and agreements for some customers with larger indemnification amounts. If we are unable to maintain sufficient insurance coverage for financial reasons to protect us from losses, our business could be affected. Any claim against us whether meritorious or not could hurt us financially, harm our reputation and affect the success of our business.

Any third-party claims of infringement or other intellectual property rights violations could be costly and could substantially hurt our business.

Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Existing laws and regulations are evolving and subject to different interpretations, and new laws or regulations may be enacted. It is possible that we are or will be infringing on or violating third-party intellectual property rights or rights related to technology use.

It may be necessary to devote significant personnel time and financial resources to defending against infringement or misappropriation claims. If judgment is against us, we may be required to pay damages and attorneys' fees; we may be ordered to cease making, licensing or using content that we infringed or

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misappropriated; we may be forced to expend additional development resources to redesign our technology; we may have to enter into potentially unfavorable royalty or license agreements in order to use necessary technologies, content, or materials; and we may need to indemnify our partners and other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or not available at all.

If we fail to protect our intellectual property, our business could be harmed.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our online marketplace and search algorithms. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad.

Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

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We hold trademarks for our brand names and own our Internet domain name. Any unauthorized use of those names or challenges to our rights to them could affect our business.

We have registered the name "Snapwire" as a trademark in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name could make infringement claims against us, which could harm our reputation and affect our business.

We own the www.snapwi.re (http://www.snapwi.re) Internet domain name and various other related domain names. However, domain regulatory bodies could change their policies and rules in ways that will have an impact on the effectiveness of our brand-identifying domain name in the United States or in other countries where we conduct business now or in the future and that could affect the success of our business..

If we do not successfully integrate past or potential future acquisitions, our business could be adversely affected.

We may pursue acquisitions in the future to enhance our business offerings. The benefits resulting from an acquisition could take a significant amount of time to – or may never –

emerge. Future acquisitions or investments could result in dilutive issuances of equity securities, use of large amounts of cash or incurrence of debt, contingent liabilities or amortization expenses. Any of these could adversely affect our financial condition.

In addition, integration of a new company's operations, assets and personnel with ours could consume a considerable amount of management's time. There are other potential risks associated with acquisitions, including outstanding, unforeseen or hidden liabilities, information security weaknesses, inability to generate revenue to offset the cost of acquiring a company, and the potential for losing or harming relationships with our customers, suppliers and employees.

We may need to raise additional capital in the future with no guarantee we will be able to do so on acceptable terms or at all.

We expect to continue to invest in our business to help it grow and we may require additional funds for such things as infrastructure and technology improvements, developing new website features, adding to our personnel or acquiring a company. We may need to seek equity or debt financings. If either or both were to happen, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters. That could make it more difficult for us to obtain additional capital and to pursue business opportunities, including

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potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our business growth could suffer and our ability to respond to business challenges could be harmed.

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The processes we use to collect customer payments carry potential risks that could affect our operating costs and harm our financial condition.

We pay fees for certain payment methods, including credit and debit cards, which could increase in the future and affect our operating costs. In addition, as new payment methods become available, new regulations and the potential for fraud may have a negative impact on our operations. If rules and certification requirements related to electronic funds transfers should change to the point where we could no longer comply with them or it would be difficult to do so, we could face fines or higher transaction fees or lose the option of accepting credit or debit card payments.

A number of laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers apply to us. If we were found to be in violation of applicable laws or regulations, we could be subject to civil and criminal penalties or be closed down altogether.

The non-payment of amounts due to us from certain of our larger customers may negatively impact our financial condition.

Our revenue generated through direct sales to large organizations has grown and historically represented less than 15% of our total revenue. In 2016, we

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anticipate generating revenue from at least one customer that may represent greater than 20% of our total revenue. Some of our major customers purchase our products on credit and therefore we assume a credit risk for non-payment in the ordinary course of business. Although we evaluate the credit-worthiness of new customers and perform ongoing financial condition evaluations of our existing customers, there can be no assurance that our allowances for uncollected accounts receivable balances will be sufficient. As our direct sales continue to grow, we expect to increase our allowance for doubtful accounts primarily as the result of increased sales to customers who pay on credit.

The risk of earthquakes, fires and other natural disasters plus human-caused disruption such as crime or terrorism could have a negative impact on our business.

Interruption of our operations caused by a natural disaster such as an earthquake or human impact such as a break-in, terrorist attack, human error or computer failure could negatively and materially affect our financial condition. This is especially true if our insurance coverage is insufficient to cover our losses. Our servers also may be vulnerable to computer viruses and hackers, which could cause business interruptions or delays or loss of proprietary information, including private customer data, which could negatively affect our business. Because we are a web-based business, fully functioning and dependable technological operations are essential. If they were to fail even temporarily, we could face high maintenance costs as well as run the risk of losing our customers and our contributing photographers, which would be harmful to our business.

If we experience significant growth and we fail to effectively manage it, our business and operating results may suffer.

If we experience significant growth, we will experience demands on our management and our operational and financial infrastructure that will require us to commit substantial financial, operational and technical resources to management. Continued growth could also strain our ability to maintain reliable operation of our online marketplaces for our customers and contributors, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. If our operations grow, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition will suffer.

Risks related to the mobilestock/microstock industry

Because the mobilestock industry is relatively new and constantly changing, it is difficult to project our performance and whether we will be successful.

Our operational history is limited and our business plan is based on assumptions about the digital photography market that may or may not prove to be accurate. The demand for in-the-moment photos shot on cell-phone cameras may not be as healthy

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as we think and may not have the growth potential we are forecasting. In addition, we may not be able to meet the needs of the evolving marketplace. For example, we may not be able to retain our existing customers and attract new ones, provide the type of photography they demand, compete with other mobile stock providers or keep pace with technological advances required to accommodate and satisfy a growing customer and photographer base located in the United States and abroad. Because of our relatively brief history, we cannot guarantee we will overcome all hurdles in our path and you should not look at our past growth achievements as indicators of future success.

The mobilestock (microstock) industry is extremely competitive and that could hamper our ability to succeed.

The mobilestock or microstock industry encompasses companies that source their photos almost exclusively through the Internet. They accept images that are shot by amateurs as well as professional photographers and they license them for relatively low prices and royalty free. The industry is getting more and more crowded as cell-phone camera technological advances make it easier for greater numbers of people to take quality photographs. The result could be lower prices paid for photos, thinner profit margins and a reduction of our share of the market. Our competition includes everything from other online image marketplaces such as Shutterstock, Twenty20 and Fotolia, to stock photo agencies like Getty Images, to photo-sharing websites like Instagram to traditional commissioned photographers and photo agencies. Many of our competitors are larger and better capitalized than we are.

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Our competitive edge could be affected by the competition's pricing strategies, the amount of resources they devote to marketing efforts, the public's awareness of their brands and their quicker response to advances in technology. In addition, we may not be able to compete with the fees paid to contributing photographers or the ease-of-use of competing online platforms. If photographers stop uploading content to our website or remove past content, our business will suffer. If the competition develops new products or technologies, our offerings could be seen as less desirable to the buyers of digital images, which could adversely affect our financial condition.

The number of competitors could grow as technology makes it easier to enter the microstock space.

The barriers are relatively low for creating a microstock website and that, along with the potentially huge market for digital images thanks to social media, could add to the competition we face. New competitors could have the ability to raise large amounts of money, and through ambitious marketing could surpass our brand awareness. They could siphon off both our paying customers and our contributing photographers, which could hurt our business.

International nature of our business

Plans to expand our international operations could affect our financial condition.

Expanding our international presence is an important aspect of our plans for growth. With those efforts come potential costs and risks that could affect our business success. We do not have experience operating abroad and working with different languages, cultures, government regulations and legal systems. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our intellectual property rights beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

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Much of our business depends on our customers' advertising and marketing budgets, which fluctuate with the state of the world economy.

Demand for digital images tends to ebb and flow with the size of corporate marketing budgets. The healthier the budgets for marketing and advertising campaigns, the greater the need for large numbers of photos, which helps our business to thrive. In this way, our financial condition is tied in with the world economy. When the economy is weak, companies may cut their advertising expenditures and their need for photos. During hard economic times, we may be unable to retain our existing customers or attract enough new ones, which could cause our business to suffer.

Changes in currency exchange rates could have an adverse impact on our business.

Our business results are expressed in U.S. dollars, including revenues and expenditures originating in other countries where local currency is used. The currency exchange rate – the status of the U.S. dollar as compared to the rest of the world's currency – could dictate whether our revenues meet expectations. A strong U.S. dollar, for example, could result in decreased revenues after conversion of foreign money. Similarly, we pay our contributing photographers based abroad in U.S. dollars. When the dollar is strong, that expenditure is higher. As exchange rates vary, our sales and other operating results may differ materially from what was projected. Our revenue from international sources is immaterial at this time.

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Risks related to technology

We must insure that our website always provides for a positive user experience in order to encourage customer loyalty.

If we are unable to meet both our photographers' and photo users' expectations for using our website, our business could suffer. Photo buyers must be able to search for and find the image they are looking for quickly and efficiently. Purchasing that photo and downloading it at the desired resolution must be a simple process. Photo creators must be able to quickly and easily upload their pictures, including from mobile electronic devices. If we are unable to keep our search algorithms, our mobile applications, and our upload and download technology up-to-date and as effective or better than our competitors' systems, we may not be able to retain our existing customers and photographers or attract new ones.

We must routinely upgrade our technology to stay current and competitive in order to continue to grow.

To stay competitive, we must insure our technology infrastructure is up to date so that it functions without disruption and our website continues to have the

features the market demands. For
financial and other reasons, we may not
be able to keep up with the pace of
improvement enjoyed by our
competitors and as a result, we may lose
business. We currently do not have
specific plans for any infrastructure
upgrades that would require significant
capital investment. In the future we will
need to improve and upgrade our
technology, database systems and
network infrastructure in order to allow
our business to grow in both size and
scope.

***If access to our website or the
functioning of our online services is
interrupted due to technological
issues, our reputation and results of
our business operations could be
negatively affected.***

Our customers and the photographers
who use our website expect it to be
operational 24 hours a day, 365 days a
year. Anything less could cause them to
think negatively about us and could
discourage them from doing business
with us, which could hurt our financial
condition. A technological breakdown
that leaves our website inaccessible
even for a brief period could result in
negative publicity and damage to our
reputation that could take a long time to
repair. A loss of website function could
happen anyway due to any number of
factors, including online viruses, security
breaches, network or power failures or a
high volume of visitor traffic.   In
addition, our operations could be
negatively affected by a service failure
on the part of third-party companies we
hire and depend on for maintenance of
our data centers, hosting of our
applications and keeping us connected
to the Internet, among other services. If
these companies become
undependable or unavailable, our
business could be adversely affected.

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Depending on the cause of the service interruption, we may not be able to correct it quickly or at all.

We could be subject to hackers and other cyber-criminals despite our security measures, putting our customers' private information at risk and exposing us to possible litigation and loss of reputation.

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The security measures we take to protect confidential information we collect from our customers – especially credit card information – may not be able to prevent all cybercrime attacks. If our systems are invaded by hackers, viruses, malware or other attackers, confidential information could be misappropriated and our operations could be interrupted and violated. Our computer systems and data could be compromised without our being aware of it. The result could be expenditure of significant amounts of money to add protection against security breaches or to repair the damage done. We also could harm relationships we have with payment networks, which might ban us from processing our customer transactions. In addition, if third-party services we use to conduct our business, like email, were interrupted or if they threatened confidential data, we could face expensive litigation. The result of serious security breaches could be the loss of business and loss of our reputation, which could affect our financial condition. We also could be found in violation of state, federal and international law, exposing us to fines, lawsuits, criminal penalties and other costs.

The technologies we depend on to secure the transmission of confidential information are licensed from third parties and could malfunction or could be breached. In addition, the vendors providing our co-location and cloud services may not have the capability to sufficiently prevent security breaches and other issues that could affect the integrity of information that is stored in and passed through their systems.

We are liable if fraudulent credit card transactions occur because we don't collect a cardholder's signature. However our insurance policy protects us from significant loss due to credit card fraud. We so far have not suffered major losses from credit card fraud but the risk is ever present.

Because we have developed some of our technology using "open source" software, restrictions may apply as to how we use or distribute our services or we may be required to publicly release portions of our source code.

Open source software sometimes is subject to third-party licenses that could restrict our software and services. These licenses generally require the source code that is covered to be made available to the public, including any modifications that have been made. If portions of our proprietary technology is deemed covered by an open-source license, we could be ordered to release them to the public or re-engineer those portions, or we might be limited in the licensing of our technologies. If any of these events were to occur, the value of our services and technologies could decline or the need for them eliminated, which would adversely affect our ability to stay in business or to grow.

Our business hinges on a strong and dependable Internet. If the Internet infrastructure should decline in its capabilities, making it less useful and less desirable of a communications tool, our business could be adversely affected.

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Our business depends on continued maintenance of the Internet infrastructure to support uninterrupted access to the services it provides or will provide. This includes accommodating expected growing numbers of users and increasing bandwidth requirements. Issues related to viruses, malware and other programs that affect the Internet's performance, causing outages and service delays, could negatively affect our business operations.

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As government regulation of the Internet evolves, our business could be adversely affected.

Changes in laws governing the Internet could make it more difficult for us to conduct our business. Depending on what actions lawmakers in the United States and abroad take, the Internet could become less popular among the public and its growth could stagnate. New laws or new legal interpretations could affect such things as online contracts, credit card fraud, advertising, taxation, privacy, copyrights, consumer protection, intellectual property infringement and more. The cost to comply with new laws or regulations could be significant and would increase our operating expenses. Different countries around the world may implement more restrictive laws than the U.S. Plus, many of the laws that are being applied to Internet commerce remain untested in the courts, leaving unanswered questions about future enforcement and their impact on our business and financial condition. We must keep abreast of differing Internet-related laws in all of the countries in which we provide content licensing. Failing to comply could affect our business operations.

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Our business success is dependent on continued acceptance and growth of e-commerce. Specifically, if customer or photographer interest in online image marketplaces should wane, our business will suffer.

Although acceptance of the Internet as a place to buy and sell goods and services appears to be growing and becoming commonplace, questions remain for some consumers about the potential for fraud, protection of privacy, quality of online products and more. We will have to respond to and overcome consumer hesitation in order for our business to continue to grow, especially in other parts of the world. Our success also is dependent on continued high demand for digital photographs, especially the authentic capturing-the-moment style of imagery that is our specialty. If that demand does not grow as we expect, our business will suffer.

Risks related to our employees

Our future success depends on our management team and our ability to attract, retain and motivate qualified personnel

Our future success largely depends on our founder and chief executive officer, Chad Newell, who has extensive experience in the stock-photo industry. If he or other members of our management team, including technical and marketing personnel, were to leave Snapwire, we might not be able to find replacements who could implement our business strategy. This could have a material adverse impact on our business, our financial condition and results of operations. If any of our managers were to join or start a new, competing business, we could lose customers and photographers. There could be costs involved in recruiting and retaining replacement personnel. We do not hold "key person" life insurance. We may not be able to attract additional employees we might need in the future in order to effectively manage and grow our company, which would affect our success.

Failure to preserve our corporate culture as our company grows could have an impact on our staff's ability to remain innovative and work effectively as a team.

We have invested time and energy in developing a team of employees that values and encourages innovation and creativity. If we were to lose our company culture as we are transformed into a public and growing company, pursuit of our corporate objectives could be compromised and our business could suffer.

Risks Related to this Offering and Ownership of our Common Stock

No public trading market for your shares exists, and we do not have plans presently to apply for listing of our shares on any securities exchanges or online securities marketplaces. Consequently, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price.

The shares offered hereby may not be sold or transferred for one year. There is no public market for our shares, and we currently have no plans to list our shares on a stock exchange or other trading market. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. If you are able to sell your shares, you would likely have to sell them in an illiquid market at a substantial discount to the price you paid for the shares in this offering. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period, and we have no current plans to pay cash dividends on our common stock for the foreseeable future.

Our charter does not require our board of directors to pursue a liquidity transaction. Market conditions and other factors could cause us to avoid a liquidation or other type of liquidity transaction, such as a merger or sale of assets. We cannot guarantee that we will be able to liquidate all assets. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and you could suffer losses on your investment. In addition, we intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future.

Chad Newell, our founder, and other significant investors will control approximately 40% of our outstanding shares of common stock after this offering, and this concentration of ownership may have an effect on transactions that are otherwise favorable to our stockholders.

When this offering is completed, our founder, Chad Newell, will beneficially own approximately   40% of our outstanding shares of common stock, making him our largest stockholder. As a result, Mr. Newell will have the ability to influence control of the outcome of matters submitted for stockholder approval, including the election of directors. This concentration of ownership may impede a change in control, and could hold up decisions on some transactions when Mr. Newell's support is necessary, no matter the effect of the transactions on other stockholders.

After this offering is completed, we intend to raise additional capital by offering our common shares pursuant to recent amendments to the Securities Act of 1933 and new rules under Regulation A ("Regulation A+") promulgated by the Securities and Exchange Commission pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to us will make our common shares less attractive to investors as compared to a traditional initial public offering.

If we are successful in raising additional capital under Regulation A+, we will be subject to scaled disclosure and reporting requirements, which may make an investment in our common shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities agencies will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory

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uncertainty regarding Regulation A, reduces the attractiveness of our common shares, we may be unable to raise the funds necessary to grow our business, which could severely affect the value of our common shares.

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Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

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Snapwire Transcript

0:02how I do portraits of people it's fun to actually set up a scene and try to make

0:10it look as beautiful as you can I'm Blake Branstad and I'm a pro level

0:16photographer snapped my name is Chad Newell and I'm the CEO and co-founder of

0:22step wire snapped wire where reimagining the way that stock photos are purchased

0:27created it and so we created snap wire to give a new generation of

0:32photographers chance to feel like pros are platform allows photographers

0:36worldwide so their target feed to actual business and brands are looking for then

0:41take original imagery hires create a briefing that is then sent out to our

0:46army of photographers around the world and they respond in real-time stepwise a

0:51brand new approach to stock photography stock photography ads usually pretty

0:56lame it's not something you talk about image buyers 8 stock photo sites it's a

1:01long tail process buyers have to search for photos and find a needle in the

1:07haystack really creative people actually need stock photos and there's not a lot

1:11out there to serve them from the hired hundreds of photographers over the years

1:15to shoot various projects I was working for marketing and advertising so the

1:20first time I saw snap where I was a little mesmerized by think it's awesome

1:23to get photos that don't necessarily look stock but they can serve a stock

1:28purpose

1:29and staff wire we knew that connecting the photographer and the buyer together

1:33in real time to actually collaborate to get the best image was a fundamentally

1:37different way of ever working with any licensing when you succeed at the rate

1:42we're going to take a picture

1:44anything in this room and if I make it look nice eventually somebody will

1:48probably need that network is changing the world of photography